UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☑ Form C/A: Amendment to Offering Statement

    ☑ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
goDeskless Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 8, 2015

Physical address of issuer
7773 Kelly Canyon Dr, Dublin, CA 94568

Website of issuer
www.godeskless.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000
Affiliates of the issuer may invest in the offering, and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
December 14, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$974,354.00	$1,206,479.00
Cash & Cash Equivalents	$11,688.00	$2,636.00
Accounts Receivable	$185,319.00	$46,879.00
Short-term Debt	$343,617.00	$620,206.00
Long-term Debt	$1,347,044.00	$1,813,087.00
Revenues/Sales	$637,284.00	$487,649.00
Cost of Goods Sold	$81,879.00	$118,104.00
Taxes Paid	$4,330.00	$4,683.00
Net Income	$232,919.00	-$9,702.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 28, 2020

FORM C/A

Up to $1,070,000.00

goDeskless Inc.



Explanatory Note

goDeskless Inc. (the "Company") is filing this Amendment to its Form C, initially filed with the Securities and Exchange Commission on June 1, 2020, in order to extend the Offering Deadline to December 14, 2020.

Previous amendments were filed on June 5, 2020 to correct and update information within the Company Summary (Exhibit B), Subscription Agreement (Exhibit C), and Pitch Deck (Exhibit E), on July 6, 2020 to extend the Offering Deadline to August 17, 2020 and include information about the concurrent Regulation D offering, on July 27, 2020 to add a webinar transcript (Exhibit G), and on August 5, 2020 to extend the offering end date to November 2, 2020 and provide certain information regarding the Company's ability to conduct multiple closings during the Offering, and update the Pitch Deck (Exhibit E).

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by goDeskless Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offering").The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.godeskless.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less

than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is October 28, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY

ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE

ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.godeskless.com

1) The Company must continue to comply with the ongoing reporting requirements until:

2) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

3) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

4) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

5) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

6) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

goDeskless Inc. (the "Company") is a Delaware Corporation, formed on May 8, 2015 as "Audetemi Inc.". The Company changed its name to "goDeskless Inc." on December 9, 2019.

The Company is located at 7773 Kelly Canyon Drive in Dublin, California 94568.

The Company's website is www.godeskless.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

The Company designs, manufactures, and markets cloud-based workforce automation platform specially designed for the "deskless workforce" – a company's frontline that interface with its customers and prospects. Deskless workers often work in a disconnected mode and depend on the office-based customer relationship management tool (CRM) users for critical customer information. This lack of direct access can create operational inefficiencies and customer experience friction with the three-way communication challenges between the customer, the CRM user, and the deskless worker, potentially resulting in significant revenue loss. We aim to solve these challenges by automating enterprise field operations in disconnected mode so deskless workers always have access to local data regardless of connectivity. goDeskless uses artificial intelligence (AI) to connect consumers to the deskless workers without CRM intervention or dependency. This can help offsite workers better utilize information and achieve higher efficiencies in deskless mode. We sell white-label ready smart-apps designed to work on smart phones and tablets for both consumers and deskless workers. We provide a consumer facing app for our customers' end users, and a field workforce management app for our customers' field workers. The consumers request service through our app and are automatically connected with the best available deskless worker. The consumer engages directly with the deskless worker while the CRM user takes a back seat and monitors. This experience was designed to mirror the popular shared economy platforms that automate on-demand service delivery such as food, appliance or travel. We charge per monthly active user per month that connects to our platform. We monetize by selling our platform through retail (direct sale to enterprises), wholesale (via resellers/partners), and white-label (bulk sales via managed service providers) channels.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Note being offered	$50,000 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Note	$1,070,000 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$1,070,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	December 14, 2020
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	See the description of the voting rights on page 38 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized as a Delaware corporation in 2015. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own approximately 79.3% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's

management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Chief Executive Officer Ashish Joshi, Chief Architect Hari Gutlapalli, and Chief Technology Officer Pramod Cherukumilli. The Company has or intends to enter into employment agreements with these individuals, although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of these individuals, or any member of the board of directors or executive officer, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Ashish Joshi, Hari Gutlapalli, and Pramod Cherukumilli in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these individuals were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We depend on a few major clients/customers for a substantial portion of our net sales.
For example, during fiscal year ended December 2018, two clients accounted for the majority of our net sales. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations

by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Most of our significant long-term customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, however we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products

and services, which could adversely affect our business/operating margins, revenues and competitive position.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are prolonged, they could have a materially significant adverse impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

You will not have a vote or influence on the management of the Company.

All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether it will successfully effectuate the its current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other things, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company designs, manufactures, and markets cloud-based workforce automation platform specially designed for the "deskless workforce" – a company's frontline that interface with its customers and prospects. Deskless workers often work in a disconnected mode and depend on the office-based customer relationship management tool (CRM) users for critical customer information. This lack of direct access can create operational inefficiencies and customer experience friction with the three-way communication challenges between the customer, the CRM user, and the deskless worker, potentially resulting in significant revenue loss. We aim to solve these challenges by automating enterprise field operations in disconnected mode so deskless workers always have access to local data regardless of connectivity. goDeskless uses artificial intelligence (AI) to connect consumers to the deskless workers without CRM intervention or dependency. This can help offsite workers better utilize information and achieve higher efficiencies in deskless mode. We sell white-label ready smart-apps designed to work on smart phones and tablets for both consumers and deskless workers. We provide a consumer facing app for our customers' end users, and a field workforce management app for our customers' field workers. The consumers request service through our app and are automatically connected with the best available deskless worker. The consumer engages directly with the deskless worker while the CRM user takes a back seat and monitors. This experience was designed to mirror the popular shared economy platforms that automate on-demand service delivery such as food, appliance or travel. We charge per monthly active user per month that connects to our platform. We monetize by selling our platform through retail (direct sale to enterprises), wholesale (via resellers/partners), and white-label (bulk sales via managed service providers) channels.

Business Plan

The Company hopes to bring a game-changing, differentiated, "consumerized" user experience to its customers in the enterprise space through its innovative software and services. We plan to disrupt the current CRM-tethered experience. The Company's business strategy seeks to leverage its proprietary cloud platform, AI algorithms, application software, and services to provide its customers products and solutions with innovative design, superior ease-of-use, and seamless/direct consumer-to-field engagement experience. To aid our strategy and penetrate the market, our low unit cost ($5 per user per month) helps us effectively compete with our competition. We hope to penetrate the market as a "loss leader" with our low cost, all-in-one offering, and become a mass leader by collecting a substantial user base. As part of its strategy, the Company continues to expand and connect its platform to additional third-party CRM platforms. Customers can discover and download our smart apps through a variety of devices, including Apple and Android.

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market
goDeskless Data Cloud	Centralizes and transforms enterprise data into simple, consumable data sets while providing reporting and predictive analytics capabilities to businesses.	Primary User: The deskless/field worker. We sell to two tiers - 1) Managed Service Providers that white label and resell the app, and 2) Retail enterprises that brand and use the app for automating their own field functions. Our target industries are asset-heavy, traditional industries such as Telco, Communication, Automotive, Oil & Gas, and Construction
goDeskless Engagement Cloud	Allows businesses to provide native app functionalities that can be embedded on smart devices.	Primary User: The deskless/field worker. We sell to two tiers - 1) Managed Service Providers that white label and resell the app, and 2) Retail enterprises that brand and use the app for automating their own field functions Our target industries are asset-heavy, traditional industries such as Telco, Communication, Automotive, Oil & Gas, and Construction
goDeskless Enterprise Cloud	Provides businesses common enterprise features in the form of microservices.	Primary User: The deskless/field worker. We sell to two tiers - 1) Managed Service Providers that white label and resell the app, and 2) Retail enterprises that brand and use the app for automating their own field functions Our target industries are asset-heavy, traditional industries such as Telco, Communication, Automotive, Oil & Gas, and Construction

Competition

The Company's primary competitors are Salesforce, Click Software (Now Salesforce), ServiceTitan, Zinier.

The workforce automation market is broadly categorized into the following segments: (1) CRM platforms that offer field service management from services providers such as Salesforce, (2) best-of-breed field service products produced by such companies as Click Software and ServiceTitan, and (3) niche technology players like Zinier, that, that focus on a specific aspect of a technology solution, such as AI or scheduling. The current experience with all these segments tethers to a CRM/base platform. goDeskless hopes to differentiate by providing an experience that combines the niche technology and workforce automation. We focus on engaging the field workforce with the consumers by eliminating the dependency on the "middleman". We designed this "shared economy" experience for transparency, as well as superior engagement between deskless workers and the customers. goDeskless is also adaptable with its white-label design. This allows customers to potentially go to market in days instead of weeks. The deployment-agnostic model facilitates adoption flexibility as opposed to other categories that may be rigid in terms of their cloud deployment modes. We believe our highly engaging experience, the shared economy model, and ability to work offline set goDeskless apart.

Customer Base

The Company has customers in three categories: Traditional industry enterprises, Managed Service Providers/Service Aggregators, and small and medium businesses.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
Tata Motors	goDeskless OneCloud Subscription + Professional Services	55.0%
TCL	goDeskless Subscription	20.0%
Other customers (Workset, Bechtel, TechMate)	goDeskless OneCloud Subscription	25.0%

Intellectual Property

Patent Application

Application or Registration #	Title	Description	File Date	Grant Date	Country
62/727,723	System & Method for User Behavior-Driven Predictive Insights	System and method to predict customer behavior and sentiment at a given point of interaction by using a heat-index to drive predictive algorithms and provide a better experience to end-consumers.	September 6, 2018 *Company has not yet filed to re-apply.*		USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by privacy and data protection laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7773 Kelly Canyon Drive, Dublin, California 94568.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Audetemi Technologies India Pvt. Ltd.	Limited Partnership	India	July 16, 2018	99.0%

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	5.00%	$2,500	5.00%	$53,500
General Marketing	30.00%	$15,000	15.00%	$160,500
Research and Development	10.00%	$5,000	15.00%	$160,500
Future Wages	0.00%	$0	10.00%	$107,000
General Working Capital	5.00%	$2,500	5.00%	$53,500
Sales Enablement	50.00%	$25,000	50.00%	$535,000
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: At the company's discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers

The officers and directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	goDeskless Positions & Offices	Employment Responsibilities	Education & Qualifications
Ashish Josh	President / CEO Chief Financial Officer Secretary	goDeskless CEO May 2015 – Present	Bachelor's, Engineering – University of Pune Master's, Applied Mathematics – Louisiana Tech University

		Management, product leadership, sales and business development	MBA – University of California Berkeley
Hari Gutlapalli	Vice President Chief Architect	goDeskless Chief Architect May 2015 – Present Develop and maintain product strategy and vision	Master's, Computer Science – University of Houston
Pramod Cherukumilli	Chief Technology Officer	goDeskless CTO Nov. 2018 – Present Product development and management Dtex Systems VP, Product Mgmt. Jul. 2016 – Nov. 2018 Led product releases and development	Bachelor's, Computer Science – Osmania University Master's, Computer Science – Colorado State University MBA – University of California Berkeley

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	12,000,000
Amount outstanding	10,086,852
Voting Rights	One per vote
Anti-Dilution Rights	No anti-dilution rights
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	97.0%

Type of security	Convertible Notes 6% interest $6M valuation cap
Amount outstanding	$535,000
Voting Rights	None
Anti-Dilution Rights	None
Interest rate and payment schedule	6%
Amortization schedule	Principal and interest due and payable at Maturity Date
Describe any collateral or security	None
Maturity Date	October 1, 2021
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming	Upon the closing of an equity financing in the amount of at least $2 million, the Notes' principal balance and interest due

conversion prior to the Offering if convertible securities).	will convert into the equity securities sold in such equity financing at a price per share equal to the lesser of 80% of the equity financing price per share or $6 million divided by the number of outstanding shares of the Company's common stock immediately prior to the equity financing. Upon the closing of an equity financing of less than $2 million, the Notes' balance and interest may convert, at the option of the holder, into the equity securities issued in such equity financing at a price per share equal to the lowest equity financing price per share. If an equity financing of at least $2 million does not occur prior to the maturity date, then at the election of the requisite holders, the Notes' principal and balance will covert to shares of common stock at a price per share equal to $6 million divided by the number of outstanding shares of the Company's common stock on the maturity date.
Other material terms	Principal and interest become immediately due and payable upon default as defined in the Note. Upon a consolidation, merger, or sale of the Company, the Note holders will be paid an amount equal to two times the principal and interest outstanding. The Notes may not be prepaid without written consent.

Type of security	Convertible Notes 4% interest $7M valuation cap
Amount outstanding	$190,000
Voting Rights	None
Anti-Dilution Rights	None
Interest rate and payment schedule	4%
Amortization schedule	Principal and interest due and payable at Maturity Date
Describe any collateral or security	None
Maturity Date	February 19, 2021
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Upon the closing of an equity financing in the amount of <u>at least $3 million</u>, the Notes' principal balance and interest due <u>will convert</u> into the equity securities sold in such equity financing at a price per share equal to the lesser of 80% of the equity financing price per share or $7 million divided by the number of outstanding shares of the Company's common stock immediately prior to the equity financing. Upon the closing of an equity financing of <u>less than $3 million</u>, the Notes' balance and interest <u>may convert</u>, at the option of the holder, into the equity securities issued in such equity financing at a price per share equal to the lowest equity financing price per share. If an equity financing of <u>at least $3 million does not occur prior to the maturity date</u>, then at the election of the requisite holders, the Notes' principal and balance will covert to shares of common stock at a price per share equal to $7 million divided by the number of outstanding shares of the

	Company's common stock on the maturity date.
Other material terms	Principal and interest become immediately due and payable upon default as defined in the Note. Upon a consolidation, merger, or sale of the Company, the Note holders will be paid an amount equal to two times the principal and interest outstanding. amount of the Notes along with unpaid accrued interest. The Notes may not be prepaid without written consent.

The Company has reserved the following securities for issuance upon exercise or conversion under its 2018 Stock Plan:

Type of security	Options / Restricted Stock Units
Total amount reserved	2,000,000
Amount currently available for issuance	314,189
Amount currently issued / outstanding	0
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	3.0% *Assuming the 314,189 currently available are granted and outstanding*

In addition to the Convertible Notes previously described, the Company has the following debt outstanding as of May 7, 2020:

Type of debt	Credit Card
Name of creditor	American Express
Amount outstanding	$31,107
Interest rate and payment schedule	No interest; $5,000 to $7,000 paid monthly (varies depending on expenses)
Amortization schedule	**N/A**
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	U.S. Bank
Amount outstanding	$5,639.59
Interest rate and payment schedule	5% common interest; $154 paid monthly
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	Bank of America
Amount outstanding	$2,443.10
Interest rate and payment schedule	21% APR; $89 paid monthly
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Credit Card
Name of creditor	Chase Bank
Amount outstanding	$22,459.14
Interest rate and payment schedule	16.74% APR; $463 paid monthly
Amortization schedule	**N/A**
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes 6% interest $6M val. cap	$535,000	General Working Capital and Research and Development	October 2015 - September 2017	4(a)(2)
Convertible Notes 4% interest $7M val. cap	$190,000	General Working Capital and Research and Development	February 2018 - December 2018	4(a)(2)

Ownership

A majority of the Company is owned by the co-founders and key executives. These are: Ashish Joshi (Co-Founder and CEO), Hari Gutlapalli (Co-Founder and Chief Architect), Pramod Cherukumilli (CTO, and Head of Products), and Rahul Tiwari (EVP and Head of Asia Pacific)

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Ashish Joshi	56.9%
Hari Gutlapalli	22.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$248,692.00	$248,692.00	$4,330.00

Operations

The Company has raised $725,000 in convertible notes from friends and family. Following the current offering, we plan to have enough liquidity to execute our business plan until December 2020.

Our current revenues are also helping us meet our monthly expense goals. The funds raised will be used as growth capital, to help us increase our marketing, demand generation, and sales operations. It will also help us to grow our pipeline. With a healthy pipeline, and tightly controlled operating expenses, we hope to be profitable by end of 2020.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth under "Use of Proceeds", which is an integral part of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity as we currently have approximately $27,000 in cash on hand (as of 03/31/20) which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently has a burn rate of approximately $20,000 per month and does not have any additional sources of capital other than the anticipated proceeds from the Offering.

The Company plans to raise additional funds via a concurrent Regulation D offering; the combined proceeds of the two offerings (the "Combined Offering") are not to exceed $2,000,000.00.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the

Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Crowd Notes for up to $1,070,000.00 of the $2,000,000.00 Combined Offering, including the concurrent Regulation D offering . The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 14, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap

For the first $100,000.00 of Securities sold in the Offering, the Valuation Cap is equal to $6,000,000.00 ($6 million). For Securities sold in the offering between $100,000.00 and $1,070,000.00, the Valuation Cap is equal to $7,000,000.00 ($7 million).

Discount

20.0%

Conversion of the Crowd Notes.

Upon the occurrence of a Qualified Equity Financing, the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant to a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"**Major Investor**" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.00.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

 i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

 ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:
 i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
 ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
 iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Securities Sold Pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offering"). The Company will sell up to an aggregate amount of $2,000,000 in the Combined Offering.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Rent

Related Person/Entity	Archana Mavalankar
Relationship to the Company	Spouse of the Co-Founder Ashish Joshi
Total amount of money involved	$30,000.00
Benefits or compensation received by related person	Rental income
Benefits or compensation received by Company	Company received office space and office furniture (desk, printer, monitors, network)
Description of the transaction	Rent for the office

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Ashish Joshi
(Signature)

Ashish Joshi
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Ashish Joshi
(Signature)

Ashish Joshi
(Name)

CEO
(Title)

10/28/2020
(Date)

I, Ashish Joshi, being the founder of goDeskless Inc., a corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the tax return information of the Company included in this Form reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended December 31, 2019.

/s/Ashish Joshi
(Signature)

Ashish Joshi
(Name)

CEO
(Title)

10/28/2020
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Notes
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A
Financial Statements

GO DESKLESS, INC.

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
goDeskless, Inc.
Dublin, CA

We have reviewed the accompanying financial statements of goDeskless, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 1, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

GO DESKLESS, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

_____

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 11,708	$ 2,636
Accounts Receivable	185,319	46,879
TOTAL CURRENT ASSETS	197,027	49,515
NON-CURRENT ASSETS		
Deferred Tax Asset	207,739	141,333
Intangible Assets	568,177	1,013,240
Fixed Asset	25,586	21,732
Depreciation	(24,155)	(19,341)
TOTAL NON-CURRENT ASSETS	777,347	1,156,964
TOTAL ASSETS	974,374	1,206,479
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	213,597	620,206
Unearned Revenue	130,020	-
TOTAL CURRENT LIABILITIES	343,617	620,206
NON-CURRENT LIABILITIES		
Convertible Note	830,000	719,990
Loans Payable	173,426	472,891
TOTAL LIABILITIES	1,347,044	1,813,087
SHAREHOLDERS' EQUITY		
Common Stock (12,000,000 shares authorized;	1,040	20
10,401,041 issued; $0.0001 par value)		
Additional Paid in Capital	3,350	3,350
Treasury Stock	(5,502)	(5,502)
Retained Earnings (Deficit)	(371,558)	(604,476)
TOTAL SHAREHOLDERS' EQUITY	(372,670)	(606,608)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 974,374	$ 1,206,479

GO DESKLESS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

		2019		2018
Operating Income				
Sales	$	637,284	$	487,649
Cost of Goods Sold		81,879		118,104
Gross Profit		555,405		369,545
Operating Expense				
General & Administrative		203,227		173,446
Wages		69,937		51,000
Professional Fees		18,623		23,281
Advertisement		10,102		82,427
Depreciation		4,814		7,435
Rent		11		30,000
		306,713		367,589
Net Income from Operations		248,692		1,956
Other Income (Expense)				
Interest Expense		(11,443)		(6,975)
Tax Expenses		(4,330)		(4,683)
Net Income	$	232,919	$	(9,702)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

GO DESKLESS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 232,919	$ (9,702)
Change in Accounts Payable	(406,609)	219,977
Change in Accounts Receivable	(138,440)	26,070
Change in Deferred Tax Asset	(66,406)	(48,596)
Change in Unearned Revenue	130,020	-
Depreciation	4,814	7,435
Net Cash Flows From Operating Activities	(243,702)	195,184
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(3,854)	(5,814)
Increase (Decrease) of Intangible Assets	445,063	(445,665)
Net Cash Flows From Investing Activities	441,209	(451,479)
Cash Flows From Financing Activities		
Draws on Loans Payable	(299,465)	224,990
Issuance of Common Stock	1,020	20
Issuance of Convertible Notes	110,010	-
Net Cash Flows From Financing Activities	(188,435)	225,010
Cash at Beginning of Period	2,636	33,922
Net Increase (Decrease) In Cash	9,072	(31,285)
Cash at End of Period	$ 11,708	$ 2,636

GO DESKLESS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Treasury Stock		Common Stock Number	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2018	850,000	$ (5,502)	200,000	$ 20	$ 3,350	$ (604,476)	$ (606,608)
Issuance of Stock			10,201,041	1,020	-		1,020
Net Income						232,919	232,919
Balance at December 31, 2019	850,000	$ (5,502)	10,401,041	$ 1,040	$ 3,350	$ (371,558)	$ (372,670)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Go Deskless, Inc. ("the Company") is a corporation organized under the laws of Delaware and is domiciled in California. The Company operates as a software developer that specializes in cloud-based applications.

The Company has a team of developers in India that make the company subject to certain tax withholdings. See the Deferred Tax Asset section below for further information.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2019, the Company has accrued a reserve of $0 for doubtful accounts.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Revenue is generated through the sales of online applications to customers.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of web-based application the company developed in previous years and will be tested for impairment in following years.

In 2019, management made an accounting adjustment in the valuation of these assets. A correction of $445,063 was made to properly disclose the asset's true value.

Rent

The Company currently occupies office space under a month-to-month basis as needed.

Advertising

The Company records advertising expenses in the year incurred.

Stockholders' Equity

During 2018 and 2019 the company issued 10,401,041 shares of common stock at Par Value $0.0001. The Stock Equity account as of December 31, 2019 is ($372,670). The shares are fully vested.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Deferred Tax Asset

Development of the Company's applications occurs in an office held in Prune, India. In following India's tax treaty laws, the company must place 10% of revenue generated in a withholding account. This is known as, "deducted at source" withholdings. This account will be used to lower the future tax liability should the company make a profit in future years.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware, California and the Government of India's Tax Deducted At Source withholdings.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018.

Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- DEBT

In previous years, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Convertible Notes"). The notes accrue interest at the rate between 4% and 6% per annum. These notes are payable in December 2020. During 2019 and 2018, the Company did not capitalize interest related to the Notes since the monthly payments are made towards interest. These notes hold the ability to convert to shares of common stock per the agreements in place given that one of the following events occur (i) event of a qualified financing round, (ii) change of company control as defined by the convertible note agreement, (iii) failure of achieving a qualified financing before the note's maturity date, or (iv) achieving a nonqualified financing round as stated in the outlined convertible note agreements.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- EQUITY

Under the Company's original articles of incorporation in effect, the Company authorized 12,000,000 shares of $0.0001 par value Common Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

As of December 31, 2019, the number of shares issued and outstanding by class was as follows:

Common Stock   10,401,041

In 2017, 850,000 shares of common stock were repurchased from an individual by the company for the purchase price of $5,502.

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 1, 2020, the date that the financial statements were available to be issued.

EXHIBIT B
Company Summary



MicroVentures


goDeskless

Company: goDeskless Inc.

Market: Enterprise Software

Product: Cloud-based remote engagement platform for deskless field workers

Company Highlights

- Generated $637,284 in revenue with gross margins of 87% in 2019
- Customers include Bechtel, Volvo, TCL (TATA Communcations), Techmate, TATA Motors, Workset
- Achieved net income of $77,757 in Q1 2020 and $232,919 in 2019
- Founders have decades of experience in customer relationship management, product management and development, AI, and cloud data security

EXECUTIVE SNAPSHOT

goDeskless has developed a cloud-based software platform to help companies with deskless field workers automate business processes by engaging with customers remotely, and securely from within business applications. goDeskless' OneCloud solution was engineered to facilitate the processing of data in a schema-less format, the remote engagement of end customers with a rich services app using visual collaboration, and automation of typical business functions like authentication and app localization through the use of microservices.

Currently, goDeskless' OneCloud product is used by the following companies:

- **Bechtel** – 14th largest private company in the U.S., with 2018 revenue of $25.5 billion[i]
- **TATA Motors** – India's largest automobile manufacturer with annual revenue of $45 billion[ii]
- **Volvo** – Swedish automobile manufacturer with 2018 revenue of ~$26.7 billion[iii]
- **TCL (TATA Communications)** – Indian telecommunications provider with 2018 – 2019 revenue of ~₹165.9 billion ($2.2 billion)[iv]
- **TechMate** – a New York-based managed services provider (MSP)
- **TIG** – global IT infrastructure service provider offering vendor agnostic solutions in over 108 countries[v]












- **Workset** – A Germany-based global managed services provider for Telecom industry with 50 employees and a network of 320 freelancers and over 60 authorized partners[vi]

goDeskless has developed third-party partnerships with companies including:

- **ServiceNow** - California-based software company valued at $67.2 billion as of May 4, 2020[vii]
- **Freshworks** – California-based software company valued at $3.5 billion in November 2019[viii]

With the proceeds of this round, the company hopes to accelerate its marketing efforts in order to drive new customer adoption and bolster revenue.

PERKS

Investors that purchase the first 100,000 Crowd Notes, and thereby fund the first $100,000, will receive Crowd Notes with a conversion provision based on a $6 million valuation cap instead of a $7 million valuation cap. That means, in connection with equity financing of at least $1,000,000 (a "Qualified Equity Financing"), the company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $6 million valuation cap (instead of $7 million).

COMPANY SUMMARY

Opportunity

According to the venture capital firm Emergence, roughly 80% of the world's workforce (2.7 billion people), are considered deskless workers, which include jobs such service repairmen, construction work, as well as transportation and delivery, among others . In a survey of 100 companies, the firm found that 82% of companies were planning to increase spending on technology for deskless workers. By industry, 100% of transportation companies, 91% of manufacturing companies, 83% of retail companies, and 82% of hospitality companies surveyed planned to expand spending. However, given the current Covid-19 global pandemic and accompanying restrictions, many companies may be forced to have a greater majority, or even all, of their employees work remotely or deskless.

Despite this projected increase in technology spending, it appears that deskless software companies may be underfunded relative to other software industry verticals. According to Emergence, only 1% of software venture funding was allocated to deskless technologies. Despite this small percentage, Emergence notes that major venture capital firms, such as Google Ventures, General Electric Ventures, Andreesen Horwitz, Kleiner Perkins, Y Combinator, and SV Angel have begun investing into companies developing software for deskless workers.[ix]

goDeskless, a California-based software company, has developed a cloud-based software platform to help companies with deskless workers automate and streamline business processes. The company hopes to help businesses improve communication between their deskless workers and customer relationship management (CRM) platforms, enhance data collection and consumption, and provide end customers with a robust app to boost customer experiences with companies and their deskless service providers.



Product

goDeskless One Cloud

goDeskless has created a cloud-based software workforce automation platform specifically for deskless workers. goDeskless' OneCloud product was created to automate enterprise field operations in disconnected mode so deskless workers always have access to local data to function regardless of connectivity. goDeskless uses artificial intelligence (AI) to connect consumers to the deskless workers without CRM intervention or dependency. goDeskless' goal is for companies to better manage their deskless workforce while providing an enhanced customer experience.

goDeskless' OneCloud solution is comprised of three components:
- Data Cloud
- Engagement Cloud
- Enterprise Cloud

Data Cloud

goDeskless' Data Cloud was designed to centralize and transform enterprise data into simple, consumable data sets while providing reporting and predictive analytics capabilities to businesses. The data cloud receives all the relational data from CRMs and transforms it into schema-less business entities. This facilitates data retrieval at the speed required for a smart device like mobile or tablet.





Data collected in the Data Cloud is indexed in real time so that any data required by the end user (a deskless worker) can be retrieved in the order of milliseconds. Real time data (like geo locations) that is updated very frequently is received and processed by the Data Cloud from smart applications. All the data that is stored in the goDeskless cloud is synchronized with a company's CRMs that act as the system of record. The Data Cloud also facilitates the upload and index of offline data captured by a smart device.

Engagement Cloud

goDeskless' Engagement Cloud allows businesses to provide native app functionalities that can be embedded on smart devices. Using the Engagement Cloud's voice assistant feature, a deskless worker can receive answers to



questions such as "how many installations do I have today?" The Engagement Cloud also allows companies to offer native apps for their customers, with features such as chat communications with deskless service providors, tracking features, and incident reporting capabilities. These capabilities were designed to be embedded into existing business apps, mitigating or eliminating the need to create a standalone app to incorporate the aforementioned end customer-facing features.

 

Enterprise Cloud

goDeskless' Enterprise Cloud provides businesses common enterprise features in the form of microservices. These microservices, which include authentication of data and the localization of apps for larger corporations who may have a global workforce. With Enterprise Cloud, goDeskless seeks to make it easy for companies to manage business processes through a dynamically updating single administrator user interface to configure business process rules. goDeskless' modular, reusable services also allow applications to run offline and sync when there is connectivity, which enables deskless workers who may not have access to WiFi or cellular service to continue carrying out key business functions and services.

 

goDeskless TrackHelp – The Virtual Deskless Workforce Application

Included in goDeskless' software solution is TrackHelp, a service built to help manage a company's deskless workforce. With TrackHelp. Deskless workers receive an intuitive dashboard that features pertinent information including tasks, asset





information, and work history. With TrackHelp, workers can save time by automating common tasks to increase productivity.

TrackHelp can also help deskless workers to map out and plan their days. TrackHelp features calendar and map views of a worker's scheduled appointments for the day in order to provide a detailed overview of the day ahead. Workers can also utilize the solution to find the best route to an appointment. Workers also receive notifications to keep them up-to-date on their schedule.





MICHAEL SHAW
Hi Michael,
You have 4 tasks and
a nice day ahead today !
SEPTEMBER 2018
ERR AC SENSOR NOT WORKING
PIT TOWER SIGNAL WEAK
SENSOR IS NOT WORKING
MICHAEL SHAW
TODAY'S SCHEDULE
SEPTEMBER 2018

CRM
Service
Advisor
App
Customer's
Smartphone
Video Chat

The built-in remote, and secure customer engagement feature was designed to allow the field workforce to visually collaborate with their customers, as well as in-house experts at the same time. It helps businesses avoid unnecessary field visits, potentially reducing costs. goDeskless embeds this functionality into a business' existing business applications. Communications, including video-chat, can be driven by business context and stored within the system of records for compliance and future reference.

In order to keep workers up to speed, goDeskless' Field Service solution allows workers to view the services history of specific assets. Workers can view an assets service history and future scheduled maintenance via a calendar, or they can access service logs to check work details for added context. The company's solution also enables workers to proactively auto-schedule asset service appointments based on an asset's service history.


Assets
Appointments and asset details
HVAC 1
HVAC2
Electric Generator
Compressor
Bobcat 1
Asset info
Asset description:
Electric Generator
Asset ID:
E140
Asset Location:
10, Hill St, San Francisco
Work history
Last Serviced on:
10/11/18
Last repair:
Replaced the motor, 08/10/18
Previous Service:
10/11/17


Team Members
Report Incident
Schedule a Visit

The Field Service solution also helps managers of deskless workers better handle customer escalations. Through goDeskless' software, managers can view team availability and location in real time in order to have the nearest available worker reach out to handle customer escalations. The solution also features a built-in video chat to help customers interact with workers to solve issues faster.

Businesses can automate and manage the field workforce assignments via the built-in automated and dynamic work routing capability of goDeskless OneCloud.

The configurable, real-time AI allows businesses to create their own work routing models based on customer engagement preference, proximity, product affinity and skills, and customer sentiments. goDeskless also allows a managed, high-touch approach toward field work management, while the fully automated approach allows MSPs to potentially lower their operational costs.


Schedule
TODAY'S SCHEDULE





goDeskless features built-in dynamic route optimization which can help businesses reduce costs by recommending optimal route and time-based work allocation. The real-time AI engine of goDeskless OneCloud incorporates the feedback from dynamic route optimization to proactively notify recommended route plans to the field workforce.

Use of Proceeds





Should the company raise the minimum ($50,000) or the maximum ($2,000,000), it plans to allocate the proceeds to the following categories:

<table>
<tr><th>Minimum Raised</th><th>Maximum Raised</th></tr>
<tr><td>

- Campaign Marketing – 5%
- General Marketing – 30%
- Research and Development – 10%
- General Working Capital – 5%
- Sales Enablement – 50%

</td><td>

- Campaign Marketing – 5%
- General Marketing – 15%
- Research and Development – 15%
- Future Wages – 10%
- General Working Capital – 5%
- Sales Enablement – 50%

</td></tr>
</table>

Sales Enablement

Funds will be used to hire a seasoned sales professional and establish a sales execution structure. This will include instituting an inbound sales operation, as well as hiring sales reps. In order to jump-start sales, we plan to adopt a "rent-to-hire" methodology. The company plans to contract an inbound sales agency while it hires its own salespeople. The perceived benefits of this strategy are:

- Quick time to market with stated objectives
- Ability to scale the sales operations quickly



- Result-based / target-oriented cost allocation to help the company to manage the sales spend wisely

Research and Development

Funds allocated for R&D will be utilized toward following objectives:

- Hire a director of engineering / development head for the company's India development center
- Hire three full-stack developers to bolster the company's technology offerings
- Develop roadmap on wearables, and voice-enabled business processes for our platform to facilitate hands-free operation by field workers

Future Wages

A small portion of the funds will be allocated toward future wages so that the company can hire talent as the company expands.

General Working Capital

Funds allocated to general working capital will help the company scale its operations (facilities, legal, etc.).

Campaign Marketing

This allocation will be used to market the current crowdfunding offering.

General Marketing

The second largest portion of the funds will be allocated toward demand generation. This includes several campaigns to targeted prospects as well as industries. The funds will be used for:

- Marketing content development
- Website management
- Targeted go-to-market campaigns
- Creation of a potential pipeline

The company also plans to hire an outside marketing firm to assist in demand generation.

Part of the overall marketing allocation will focus more on field marketing with the company's go-to-market partners. The budget will be allocated toward:

- Participating in events and conferences
- Analyst relations and press releases
- Digital marketing and messaging

Product Roadmap

Over the next year, goDeskless anticipates developing new product features to facilitate greater functionality through its platform. The company plans to focus on the following development areas:

Core/Cloud Platform

This category includes the core platform development and focuses on the core functions, administrative and DevOps features, as well as data transformation. This is a continuous roadmap that incrementally adds capabilities to the core platform. In 2020, the company plans to focus on building a configurable interface for its customers to simplify the adoption and usability of its apps.

Analytics

Analytics is a new area of focus for goDeskless in 2020. The company plans to build configurable reports into its administrative portal for customers' administrative users. In the second half of 2020, goDeskless anticipates adding a predictive algorithm to its field service and sales products.

AI/Bot

The goDeskless core platform includes a simple bot/chat engine. The company has already added the AI-based intelligence to the platform and is currently testing different dialogue models. goDeskless plans to roll out true conversational capability infused with CRM data, allowing field technicians as well as field sales personnel to converse with goDeskless apps to deliver an experience similar to Siri or "Ok, Google."

Wearable Tech

This category hopes to extend the goDeskless platform to the internet of things (IoT) by integrating with wearable technology. The company anticipates partnering with leading industrial safety and work engagement SmartGlass technology vendors.

Channel Integrations

This category addresses new channel integrations. Currently, the company has integrated with Oracle, ServiceNow, and Freshworks. goDeskless plans to integrate with Salesforce and Zoho/Microsoft to open additional partner channels.

Business Model

goDeskless sells its software through the following channels:
- Direct sales to enterprises
- Wholesale (at a discount of up to 35%) to resellers and partners
- Bulk sales as a white-label product to Managed Service Providers (MSPs)

The company utilizes a software-as-a-service subscription model, charging clients $39 per active user per month for access to its cloud platform. Clients must have a minimum of 20 users to begin using the company's software. goDeskless does not charge clients for its end customer-facing applications.

Intellectual Property

goDeskless filed a patent application related to its workforce automation platform titled "System and Method for User Behavior-Driven Predictive Insights" in 2018. At this time, the Company has not filed to re-apply.

USER TRACTION

goDeskless' work automation platform is currently used by the following companies:

- **Bechtel** – 14th largest private company in the U.S., with 2018 revenue of $25.5 billion[x]
- **TATA Motors** – India's largest automobile manufacturer with annual revenue of $45 billion[xi]
- **Volvo** – Swedish automobile manufacturer with 2018 revenue of ~$26.7 billion[xii]
- **TCL (TATA Communications)** – Indian telecommunications provider with 2018 – 2019 revenue of ~₹165.9 billion ($2.2 billion)[xiii]
- **Freshworks** – California-based software company valued at $3.5 billion[xiv]
- **TechMate** – a New York based managed services provider (MSP)



HISTORICAL FINANCIALS

In Q1 2020, goDeskless generated revenue of $178,811. In 2019, the company generated revenue totaling $637,284 with gross margins of 87%, an increase of 31% from 2018 revenue totaling $487,649. In Q3 2016, the company had a record quarter of revenue due to the addition of Tata as a customer. The company recorded its



second highest quarter of revenue in Q1 2019 due primarily to the beginning of projects for TCL and Bechtel. Since inception through Q1 2020, goDeskless has generated a total of $2,245,514 in revenue.



In Q1 2020, the company incurred expenses totaling $101,054, a 26% increase from Q1 2019 expenses of $80,441. In 2019, the company incurred expenses totaling $404,365. In Q1 2017, the company experienced a substantial spike in expenses due primarily to an increase in costs of goods sold. The company's expenses also spiked in Q4 2019 as a result of increases to costs of goods sold as well as marketing expenses. Since inception, goDeskless has incurred expenses totaling $2,506,246.



In Q1 2020, goDeskless' largest expense categories included dues and subscriptions related to business software, wages and salaries for employees, and marketing and advertising. Other expenses categories, which include automotive expenses, offices expenses, and payroll taxes, among others, made up 15% of total expenses for the



quarter. Relative to Q1 2020, goDeskless experienced higher costs of goods sold in 2019. Aside from costs of goods sold, the company's largest expense categories included wages and salaries, dues and subscriptions, and other expenses. A complete breakdown of the company's expenses is as follows:

Q1 2020 Expense Breakdown ($101,054)
- Consulting/Accounting – 1%
- Dues & Subscriptions – 24%
- Legal – 10%
- Wages & Salaries – 19%
- Travel – 11%
- Marketing/Advertising – 12%
- Bank Charges – 3%
- Business Development – 4%
- Other – 15%

2019 Expense Breakdown ($404,365)
- Costs of Goods Sold – 20%
- Consulting/Accounting – 2%
- Dues & Subscriptions – 20%
- Legal – 3%
- Wages & Salaries – 17%
- Travel – 11%
- Marketing/Advertising – 2%
- Bank Charges – 3%
- Business Development – 4%
- Other – 18%





In Q1 2020, goDeskless achieved a net profit of $77,757. In 2019, the company was profitable in three of four quarters, generating a net profit of $232,919 for the year. Since Q1 2016, the company has achieved seven profitable quarters, but has incurred a total net loss of $260,731. In 2019, the company averaged a monthly burn rate of $20,308.





Quarterly Net Income (Loss)
$200,000
$150,000
$100,000
$50,000
$-
$(50,000)
$(100,000)
$(150,000)
$(200,000)
Q1 2016
Q2 2016
Q3 2016
Q3 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020

INDUSTRY AND MARKET ANALYSIS

goDeskless provides workflow automation software for deskless workers. According to the venture capital firm Emergence, roughly 80% of the world's workforce (2.7 billion people), are considered deskless workers. In a survey of 100 companies, the firm found that 82% of companies were planning to increase spending on technology for deskless workers. By industry, 100% of transportation companies, 91% of manufacturing companies, 83% of retail companies, and 82% of hospitality companies surveyed planned to expand spending. Companies surveyed listed productivity as the top reason for increased investment, followed by employee experience, cost savings, communication, and customer experience. Emergence notes that although deskless workers make up 80% of the total workforce, software dedicated to serving deskless workers has received only 1% of total software venture funding.[xv]



% of Companies Planning to Increase
Spending on Deskless Technology
55%
Agriculture
75%
Education
77%
Healthcare
78%
Construction
82%
Hospitality
83%
Retail
91%
Manufacturing
100%
Transportation



goDeskless hopes to disrupt the customer relationship management software industry by helping companies and their deskless employees automate workflows and manage customer relationships anytime, anywhere. Customer relationship management (CRM) software has become a vital tool for organizations to manage their interactions with current and potential customers. Many of these software platforms use data analysis about a potential customers' history with a company to improve business relationships with customers, improve communication processes, manage the sales cycle, and ultimately drive sales growth. Companies also use CRM tools to quickly coordinate information among many internal stakeholders, improve customer retention, and generate more reliable sales forecasts.[xvi]

Worldwide spending on CRM software surpassed $48 billion in 2018,[xvii] and is expected to reach nearly $82 billion by 2025 according Grand View Research. Growth is expected to be driven by increased adoption by organizations that are seeking improvements in operational efficiency, reduced cost of marketing, and reducing the sales cycle time. Also, these CRM product suites help make the process of acquiring and retaining customers easier for salespeople.[xviii]

The CRM market is also being buoyed by more cloud-deployed solutions from software companies, which help users easily manage customers and relationships "on-the-go." Big data and analytics have become critical in this industry. Many companies are leveraging predictive analysis and customer intelligence to gain traction within the CRM industry, as a point of differentiation among other CRM software providers.[xix]

goDeskless operates more broadly within the automation/workflow software industry. In 2019, the automation/workflow software industry received over $10 billion in venture capital investment – an 11-year high – across 1,130 deals. Other notable industry funding information includes:[xx]

- 32.7% increase in funding in 2019 relative to 2018, despite a 3% decrease in deal count
- Median post-money valuation of $19.4 million in 2019, an all-time high
- Median deal size of $2.15 million in 2019, an 11-year high
- A total of over $38 billion invested between 2009 and 2019 across a total of 7,974 deals





Salesforce (NYSE: CRM): Founded in 1999, Salesforce is a cloud-based software company that provides customer relationship management services to clients. The San Francisco-based company offers productivity, sustainability, AI, mobility, and collaborative solutions to companies in sectors ranging from financial services to transportation and hospitality. Through its software, clients receive an integrated platform that allows all departments to share a single, unified view of their customers. Currently, over 150,000 companies use Salesforce, including Unilever, T-Mobile, and BBVA.[xxi] For the fiscal year ending January 2020, the company recorded revenue of $17.1 billion, a 29% increase over the previous fiscal year. For the most recent fiscal year, the company generated a net profit of $126 million.[xxii]

Click Software: Founded in 1985, Click Software is a software company offering automated mobile workforce management and service optimization solutions to enterprises and small businesses. The company focuses exclusively on field service, providing solutions such as scheduling and dispatch, resource capacity planning, demand forecasting, and customer experience tools. Currently, the company services over 14,500 customers, manages nearly one million resources and field engineers, and employees over 700 people across eight geographical locations.[xxiii] In August 2019, Click Software was acquired by Salesforce for $1.35 billion.[xxiv]

ServiceTitan: Founded in 2008, ServiceTitan is a mobile, cloud-based software platform that home services companies streamline operations, improve customer service, and increase sales. For its clients, the company offers dispatching, scheduling, and call booking software, as well as marketing, reporting, and QuickBooks accounting solutions. The company also offers solutions to workers in the field, including customer experience and financing applications. Currently, the company serves over 2,500 clients.[xxv] Since inception, ServiceTitan has acquired two companies, CUC Software, a service business software platform[xxvi], and WaterSoftWare, a business management platform for the water treatment industry.[xxvii] In November 2018, the company raised a $165 million Series D round valuing the company at $1.65 billion from investors including T. Rowe Price, Index Ventures, Dragoneer, Battery Ventures, Bessemer Venture Partners, and ICONIQ Capital.[xxviii]

Zinier: Founded in 2015, Zinier is an intelligent field service automation platform that helps large organizations with complex processes transform their field service operations with AI-driven insights and recommendations. The company's solutions include: work order management, scheduling and dispatching, mobile field service, vendor management, and asset management. In March 2019, the company raised a $22 million Series B round led by Accel Partners with participation from Qualcomm Ventures, NGP Capital, Founders Fund, and Newfund.[xxix] In January 2020, the company announced a $90 million Series C round led by IONIQ Capital.[xxx]





Ashish Joshi, Co-Founder and CEO: Ashish co-founded goDeskless in 2015 and has served as CEO since the company's inception. Ashish has 21+ years of product management experience in the CRM enterprise applications industry focusing on customer experience. Prior to starting his entrepreneurial venture, Ashish was a product leader at Siebel/Oracle where he managed the Service and Engagement Cloud products. Ashish has an MBA from University of California – Berkeley's Haas School of Business. He also holds a Master of Science degree from Louisiana Tech University majoring in Applied Mathematics, and completed his bachelor's degree in Engineering from University of Pune. Ashish is an avid amateur astrophotographer and is a member of the Astronomical Society of the Pacific.



Hari Gutlapalli, Co-Founder and Chief Architect: Hari co-founded goDeskless in 2015 and currently serves as the company's Chief Architect. Hari has 20+ years of experience in the CRM, enterprise applications industry focusing on customer experience, healthcare, and big data. Prior to starting his entrepreneurial venture, Hari led several product teams at Kaiser Permanente, Oracle, and Siebel Systems, and focused on delivering products and solutions across enterprise, cloud, as well as mobile platforms. Hari received an advanced project and business management diploma from Stanford University, and a Master of Science degree in Computer Science from the University of Houston.



Pramod Cherukumilli, CTO: Pramod joined goDeskless in 2018 and currently serves as the company's Chief Technology Officer. Pramod has 19+ years of engineering and product management experience in the cybersecurity industry focusing on cloud data management and security. Prior to co-founding goDeskless, Pramod was a product leader at Cisco, where he led cloud data security teams. Pramod holds an MBA from University of California Berkeley's Haas School of Business. He also holds a Master of Science degree from Colorado State University majoring in Computer Science. Pramod is an avid hiker and skier and spends his vacations skiing at various global locations.

PAST FINANCING

goDeskless has received funding through the following rounds:

Round	Date	Security	Amount	Valuation Cap	Interest Rate	Discount
Pre-Seed I	October 2015 – September 2017	Convertible Notes	$535,000	$6,000,000	6%	20%
Pre-Seed II	February 2018 – December 2018	Convertible Notes	$190,000	$7,000,000	4%	20%



INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $50,000 **Max:** $2,000,000
Offering Type: Side-by-Side (Regulation CF and Regulation D)*
Valuation Cap: $7,000,000 (Early Bird Perk: $6,000,000 for the first $100,000 raised)
Discount Rate: 20%
Conversion Provisions: In connection with equity financing of at least $1,000,000 (a "Qualified Equity Financing"), the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $6,000,000 or $7,000,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.
Transaction Type: Primary

*Accredited investors who invest over $5,000 will invest through the Regulation D 506(c) offering on the same terms as the Regulation CF offering.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,



- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

i https://www.forbes.com/largest-private-companies/list/#tab:rank

ii https://www.tata.com/business/tata-motors

iii https://www.tatacommunications.com/wp-content/uploads/2019/07/FIN-AnnualReport2018-19-AR-20190709.pdf

iv https://www.forbes.com/companies/tcl/#1474f4e34cbb

v https://totalitglobal.com/#about

vi https://www.workset.eu/about-us

vii https://finance.yahoo.com/quote/NOW/

viii https://venturebeat.com/2019/11/13/freshworks-nabs-150-million-to-bring-cloud-and-automation-tools-to-customer-engagement-teams/

ix http://desklessworkforce2018.com/

x https://www.forbes.com/largest-private-companies/list/#tab:rank

xi https://www.tata.com/business/tata-motors

xii https://investors.volvocars.com/annualreport2018/index.html

xiii https://www.forbes.com/companies/tcl/#1474f4e34cbb



[xiv] https://venturebeat.com/2019/11/13/freshworks-nabs-150-million-to-bring-cloud-and-automation-tools-to-customer-engagement-teams/

[xv] http://desklessworkforce2018.com/

[xvi] https://www.bain.com/insights/management-tools-customer-relationship-management

[xvii] https://www.gartner.com/en/newsroom/press-releases/2019-06-17-gartner-says-worldwide-customer-experience-and-relati

[xviii] https://www.grandviewresearch.com/press-release/global-customer-relationship-management-crm-market

[xix] https://www.grandviewresearch.com/press-release/global-customer-relationship-management-crm-market

[xx] Pitchbook Data, downloaded May 11, 2020

[xxi] https://www.salesforce.com/products/what-is-salesforce/

[xxii] https://s23.q4cdn.com/574569502/files/doc_financials/2020/q4/Salesforce-10-K-Q4-FY20-(1).pdf

[xxiii] https://www.clicksoftware.com/en/about/

[xxiv] https://techcrunch.com/2019/08/07/salesforce-is-acquiring-clicksoftware-for-1-35b/

[xxv] https://www.servicetitan.com/company

[xxvi] https://www.contractingbusiness.com/residential-hvac/press-release/20871096/servicetitan-acquires-cuc-software

[xxvii] https://www.contractormag.com/technology/software/article/20884371/servicetitan-announces-acquisition-of-watersoftware

[xxviii] https://techcrunch.com/2018/11/14/servicetitan-raises-165m-for-its-home-services-software-now-valued-at-1-65b/

[xxix] https://venturebeat.com/2019/03/05/zinier-raises-22-million-from-accel-qualcomm-others-to-automate-field-service-management/

[xxx] https://news.crunchbase.com/news/zinier-raises-90m-to-automate-field-service-management-says-halfway-to-unicorn-status/

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE
SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN
REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY
STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON
THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND
SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE
LOSS OF THEIR ENTIRE INVESTMENT.

goDeskless Inc.
7773 Kelly Canyon Drive
Dublin, California 94568

Ladies and Gentlemen:

The undersigned understands that goDeskless Inc., a corporation organized under the laws of
Delaware (the "Company"), is offering up to $1,070,000.00 of Crowd Note (the "Securities") in a
Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated October 28,
2020 (the "Form C/A"). The undersigned further understands that the Offering is being made
pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012
and without registration of the Securities under the Securities Act of 1933, as amended (the
"Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A,
the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page
hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as
described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject
to restrictions on transfer as set forth in this subscription agreement (the "Subscription
Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the
Company shall have the sole right, at its complete discretion, to accept or reject this subscription,
in whole or in part, for any reason and that the same shall be deemed to be accepted by the
Company only when it is signed by a duly authorized officer of the Company and delivered to
the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be
accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take
place at 11:59 p.m. Pacific Time on December 14, 2020, or at such other time and place as the
Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust
(the "Escrow Agent") from the undersigned of immediately available funds or other means
approved by the Company at least two days prior to the Closing, in the amount as set forth on the

signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations

2

required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Dispute Resolution.

a) General Rule.
Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.
Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.
NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

13. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

14. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

15. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

16. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	goDeskless Inc. 7773 Kelly Canyon Dr. Dublin, CA 94568 Attention: Ashish Joshi
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq. Email: lou@bevilacquapllc.com
If to the Purchaser:	[PURCHASER ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____   Name:

PURCHASER (if an entity):
_____   Legal Name of Entity   By_____   Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

goDeskless Inc.
By_____   Name: Title:

EXHIBIT D
Crowd Notes

goDeskless Inc.

CROWD NOTE

FOR VALUE RECEIVED, goDeskless Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $7 million

The "**Discount**" is 20%

The "**Offering End Date**" is December 14, 2020.

1. Definitions.

a. **"Combined Offerings"** shall mean the Company's concurrent offerings under both Regulation CF and Regulation D in the same round.

b. **"Conversion Shares"** shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

c. **"Conversion Price"** with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

d. **"Corporate Transaction"** shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least

50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

e. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

f. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

g. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

h. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

i. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

j. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF and a total of $2,000,000 under the Combined Offerings.

k. **"Outstanding Principal"** shall mean the total of the Purchase Price.

l. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

m. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

n. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF and a total of $50,000 raised under the Combined Offerings.

o. "**Target D Minimum**" shall mean $50,000 raised in total under the Combined Offerings.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd

Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other

4

proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of

directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum or Target D Minimum is reached for the Regulation CF and Regulation D portion of the offering, respectively, on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

goDeskless Inc.

CROWD NOTE

FOR VALUE RECEIVED, goDeskless Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $6 million

The "**Discount**" is 20%

The "**Offering End Date**" is December 14, 2020.

1. Definitions.

a. **"Combined Offerings"** shall mean the Company's concurrent offerings under both Regulation CF and Regulation D in the same round.

b. **"Conversion Shares"** shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

c. **"Conversion Price"** with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

d. **"Corporate Transaction"** shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least

50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

e. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

f. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

g. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

h. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

i. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

j. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF and a total of $2,000,000 under the Combined Offerings.

k. **"Outstanding Principal"** shall mean the total of the Purchase Price.

l. **"Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

m. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

n. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF and a total of $50,000 raised under the Combined Offerings.

o. "**Target D Minimum**" shall mean $50,000 raised in total under the Combined Offerings.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

       i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

       ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd

Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other

4

proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of

directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum or Target D Minimum is reached for the Regulation CF and Regulation D portion of the offering, respectively, on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

  1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

  2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

  3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

  4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck



goDeskless

Remote & Secure Customer Engagement Platform for the Deskless Field Workforce



goDeskless



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

goDeskless



Re-inventing the way deskless field workforce engages with customers

Help your field workforce to engage with your customers securely, remotely, and contextually from within your business applications.





AI-powered Deskless Engagement Platform

- Featuring deskless customer engagement, field service, and sales
- Deploy as turnkey solution or atop existing CRMs

Potential Key Value Drivers

- Cost reduction
- Increases engagement & loyalty
- Quick time to market
- Reduce customer experience friction

goDeskless

80%

of the global workforce does not sit behind a desk. They are deskless.[1]

2.7b

Deskless workers in asset-driven industries [1]

 Managed/OnDemand Services

 Auto

 Construction/Mfg

 Retail

 TeleComm

1 http://desklessworkforce2018.com/





Deskless Workforce Challenges

"..you keep the yellow one, I take the pink slip back.."

"..why does Comcast give me a four-hour window, and Uber doesn't.."

#1
Data Access Deskless Mode



Only 56%
Of deskless workers feel engaged by their employers

#2
Disconnected Customer Experience



Disconnected Experience

Customer engagement is often controlled by CRM and introduces friction



Simple, Fast Data:
Smart data for deskless consumption

Flat, Federated, Fast Data
Designed for Deskless Use





Enterprise Data

Frictionless Experience:
Customer-driven "have it your way" Experience



Consumers

Engage Directly with

Service Providers



CRM Desk "Agents"

CRM in Listening Mode : The experience friction removed

What we need → **Simple, fast data + frictionless experience**

The product: AI-driven Smart Engagement Cloud for Deskless Workers



SnapHelp
TrackHelp
SNAPHELP CUSTOMER ENGAGEMENT
TRACKHELP FIELD SERVICE
Virtual Engagement Layer
Powered by
goDeskless
Cloud Platform
Engagement Cloud
Data Cloud
Enterprise Cloud
Oracle
Freshworks
ServiceNow
Salesforce
Ready to Use Smart-Apps & In-App Modules
AI-driven Cloud Platform "As a Service"
Configurable Connectors
Connected Experience
Mitigate Friction
Maintain System of Records



Consumer App

Request service

Service Provider App

Accept & engage with customer



1. Customers request help

2. goDeskless smart engagement cloud searches for the best deskless resource

3. Customer and service provider connect and engage virtually – similar to the way Uber passengers and drivers do

goDeskless

goDeskless Solution

1 Fast, Offline Data

- ✓ Fast access and available regardless of connectivity

2 AI-driven Matching Algorithm

- ✓ Our secret sauce – engineered to find the most qualified field resource

3 Frictionless Engagement

- ✓ Video-chat, chat, push notifications, Geo-features – relevant to "generation SmartDevice"



Timing – Shifting Trends & Growing OnDemand Delivery Market

Shifting Customer Engagement Trends

↳ **3.5b** smartphone users in June 2020[1]

Shifting Business Models

↳ **22.4m** users in the on-demand mobile app economy[2]

Fast Growing Emerging Market

↳ **$110b** – total spending on on-demand products and services in 2019, more than double 2016 sales[3]



WHY

NOW?!

1   https://www.bankmycell.com/blog/how-many-phones-are-in-the-world
2   https://appinventiv.com/blog/on-demand-mobile-app-economy-statistics/
3   https://rockresearch.com/on-demand-economy-research/#:~:text=Participation%20in%20the%20on%2Ddemand.to%2024.9%20million%20in%202016)

goDeskless



Team: CRM Pioneers, Data & Security Scientists



Ashish Joshi
CO-FOUNDER & CEO

23 Years in Industry

- Siebel, InQuira, Oracle
- MBA, Haas - UC Berkeley, MS - LaTech

- Visionary & Team Builder
- Strong CRM & Product Expertise



Hari Gutlapalli
CO-FOUNDER & CHIEF ARCHITECT

22 Years in Industry

- Siebel, Oracle, Kaiser
- SAPM - Stanford, MS – Univ. of Houston

- Data Scientist/Architect
- Strong CRM, Data Science, Engineering Expertise



Pramod Cherukumilli
CTO

19 Years in Industry

- Cisco & Security startups
- MBA, Haas - UC Berkeley, MS – Colorado State

- Product Leader, Data Security Expert
- Strong Cloud Security & DevOps Expertise

 **goDeskless**



Only 15% of worldwide frontline workers feel engaged with their work[1]

15%

1 https://industrytoday.com/engaging-frontline-workers/

TAM

Customer Field Engagement Market by 2024[2]





$27.45B
2018
2019
2024



2 https://www.globenewswire.com/news-release/2019/11/12/1945729/0/en/Global-Customer-Engagement-Solutions-Market-Growth-Trends-Forecasts-2019-2024.html

SAM

Asset-driven Industries without Mobile Deskless Engagement Solutions[3]

$7.5b

3 Based on internal calculations from the following sources:
https://www.selecthub.com/customer-relationship-management/crm-software-buying-trends/
https://www.inkling.com/blog/2017/04/coming-technology-transformation-deskless-workforce/
https://www.globenewswire.com/news-release/2019/11/12/1945729/0/en/Global-Customer-Engagement-Solutions-Market-Growth-Trends-Forecasts-2019-2024.html

Deskless Workforce Engagement

MARKET OPPORTUNITY

Customer Engagement Market is growing at 12.65% CAGR[2]



goDeskless



techmate
Request Appointment Time
9:00 AM
10:00 AM
11:00 AM
12:00 PM
1:00 PM
techmate
Francis is on the way!
techmate
White-label example
Judy Customer

Consumers/Requestors

Free

Deskless Workers

License Subscription

2018-2020
2020 - Future
DIRECT / RESELL
MSP / DISTRIBUTOR

BUSINESS MODEL

GO TO MARKET

1. DIRECT: Direct sale to enterprises
2. RESELL: Resell through partners
3. DISTRIBUTOR: White-labeled by MSPs

CHANNEL PARTNERS

1. FRESHWORKS
2. SERVICENOW



Customer Validation: Global Customers & Pipeline

CURRENT CUSTOMERS







techmate
BECHTEL
WorkSet
TATA
TATA COMMUNICATIONS
TATA MOTORS

ACTIVE TRIALS

DIGI
MEDIVET
MERCK
KOKO
ZELYA ENERGY
Parts Authority
Auto Parts Super Stores
Nordic PC
KOH YOUNG TECHNOLOGY

goDeskless



Use of Proceeds

Use of Proceeds

- Campaign Marketing
- General Marketing
- Research and Development
- Future Wages
- General Working Capital
- Sales Enablement



OBJECTIVES

- Recruit & solidify top sales talent
- Increase pipeline and sales velocity
- Build high-velocity relationships with Salesforce & Zoho CRM
- Develop conversational AI + AR roadmap

goDeskless





THANK YOU

goDeskless

Remote & Secure Customer Engagement Platform for The Deskless Field Workforce

goDeskless



Risk Disclosures

<u>**Investment Risk**</u>

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures



Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

goDeskless



Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Transcript



goDeskless Video Transcription

June 1, 2020

We are in an era, where customer experiences is driving the potential growth of businesses.

At goDeskless, we are on a mission is to deliver an exceptional customer engagement experience that the “smart-device generation” can relate to.

goDeskless is a cloud-based intelligent “shared economy business experience” platform that automates work for the deskless workforce and delivers exceptional customer experience.

Many “Shared economy” enterprises such as Uber have taken it upon themselves to build their own digital experience platforms from scratch, investing large sums of money in the process.

Whereas, traditional enterprises may rely on old CRM technology that needs heavy customizations and lacks the engagement experience that the shared economy businesses require.

goDeskless aims to solve these challenges by delivering a “ready to deploy” shared economy user experience out of the box for the businesses.

Here’s how our customers use goDeskless..

The consumers get a customer-branded app to request service, and the deskless field workforce gets a branded app that allows them to respond to the nearby requests.

Whenever a consumer requests service, our AI-driven matching algorithm matches the consumer with the best available service provider.

As the service provider accepts the “job”, goDeskless engages the consumer with the service provider in the field.

Consumers know when the service provider is predicted to arrive, and have complete visibility of the work progress.

As the consumer and the service provider interact – each and every step’s information is stored in the backend system of records without any intervention from the desk-based CRM users.

goDeskless is a fully configurable, fully automated field workforce engagement solution that requires no custom integration, or coding.

goDeskless is white-label ready – which means that the companies can go to market with their business plans in days.

goDeskless aims to deliver a tremendously engaging experience to your customers at a fraction of cost of a traditional CRM solution.

Happy customers come from happy interaction experiences. goDeskless is on a mission to make your customers happy.

So, join us in our mission to provide the most enhanced customer experience and be part of goDeskless.

EXHIBIT G
Webinar Transcript



Webinar Transcription
July 27, 2020

Brett: Hi, everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us today for the webinar. Today, we will be hearing from goDeskless, a cloud-based software platform for deskless field workers. We are joined today by their co-founder and CEO, Ashish Joshi. Ashish co-founded goDeskless in 2015 and then served as CEO since the company's inception. Ashish has 21+ years of product management experience in the CRM enterprise applications industry, focusing on customer experience. Prior to starting his entrepreneurial venture, Ashish was a product leader at Siebel Oracle, where he managed the service and engagement cloud products. Ashish has an MBA from University of California-Berkeley’s Haas School of Business. He also holds a master's of science degree from Louisiana Tech University, majoring in applied mathematics and completed his bachelor's degree in engineering from the University of Pune. Ashish is an avid amateur astro-photographer and is a member of the Astronomical Society of the Pacific. How are you doing today, Ashish?

Ashish: I'm doing great. Thanks, Brett.

Brett: Yeah. Great. Thanks for joining us. So real quick before we get started, I just want to let everyone know what the format is. Ashish, hopefully you can see his screen. You should see a goDeskless first slide of his pitch deck. He's going to spend about 10 or 15 minutes going through that pitch deck. During the presentation, we encourage you to submit questions. If you go over to your GoToWebinar control panel, there are several tabs on the bottom. One should be titled “Questions”. If you click there, you should see a window where you could submit them. Go ahead and feel free to submit those during the presentation. They won't interrupt Ashish, they'll just go to me. And then when the presentation is finished, we'll jump into Q&A and cover any other questions that have been submitted and field any others that anybody might have. So with that, Ashish, I'll let you take it away and introduce everyone to goDeskless.

Ashish: Fantastic. Thanks, Brett. Quick point before I start. Sound check, can you hear me okay and clear?

Brett: I can hear you great. And I think we're good on the other end as well.

Ashish: Fantastic. All right. So first of all, before I start, I want to thank everyone for joining this call and also, especially those who have entrusted in us and have already invested. So thank you so much. And we're seen great traction and interest in the solution. So, we really thank you. GoDeskless is a remote and secure customer engagement platform and it has been created specifically for deskless field workers. So this is an engagement layer that connects the deskless field workers and enhances the customer experience in the field. So quick note of a disclaimer before we move forward. So anything can be changed. So this is a current statement. This is a mandatory slide that we are actually putting for the risk mitigation.

So according to the strategies, there are different strategies the companies follow, our strategy is to reinvent and disrupt the current way or the today's way the field workers engage with customers, which is someone tells them in the office that here's your next job, you have to go to this particular location and do it. We are disrupting that, we are bringing an “Uber” model into it. And we are helping the field workforce to engage directly with the customer or consumer. And our platform does that. It is an AI powered deskless engagement platform that helps businesses to reduce costs, increase loyalty with customers and reduce the customer experience friction and we'll cover what that mean. And what that really means, right?

But our goal is to disrupt the status quo that has been offered by CRM platforms today. 80% of the global workforce is actually deskless. They don't sit behind a desk, right? And with COVID, that actually is pretty much everybody, because we are not in the office. We are remote. That is 2.7 billion workers in asset-driven industries, which is what our focus is. These are heavy asset-driven industries, largely B2B enterprises in traditional industry segments, such as automotive, construction, retail, telecom, manufacturing, right? And also managed services where there is high [inaudible 00:05:25]. The common characteristics across these companies is that they have heavy assets, right?

They have high [inaudible 00:05:32], they have high churn because of the high number of field workforce that they engage and that they employ. And they have low productivity. Average productivity of a deskless worker is about three hours a day, because of a couple of different reasons. Number one, access to the information, business critical information they need at the point of engagement or interaction with the customer. When you can deliver that in the format that's required, at the point of interaction... And we're not talking about small data, we're talking a large amount of data. And I like to give you an example of Uber, for example, we're all been to Uber. The amount of data that Uber has to transfer is extremely lightweight through their app.

It's a customer profile and a driver profile that goes through their platform. They do the match and we have the data. That's why we see Uber driver, where it is, where the driver is and how long it's going to take for the driver to come. We can see it. It's very lightweight data, not the case with B2B enterprises. It's a huge, big fat data structure. Takes a lot of effort to actually push that to smaller devices, the smart devices. So that they are accessing this place mode, sometimes you might have connectivity, you might not have connectivity. So, you don't have data that disengages the employees, that actually drives higher number of employee churn and your [inaudible 00:07:16] is always high. And obviously you're engaged perfectly. So you lose hundreds of hours every month.

Second, which is where disruption comes in. Uber never actually have an employee that is talking to you. So I don't recall anyone that I've talked to who's answered, yes to my question. The question is, "Have you ever talked to an Uber employee?" The answer is pretty much no, 99.9%. The reason is, Uber has created this demand supply model that has taken the demand of riders. And it has matched that with a supply of people who have [inaudible 00:07:57] and want to make money. Both of these, the consumers or the riders and the drivers, which are the providers, they sign up with Uber platform and Uber platform in the cloud does this magic and then matches you with the nearest driver who's available.

What Uber has done, Uber has done exactly what Comcast has not done. What Comcast does when you have... Next time when you want to have Comcast connection, you call them, they tell you the next available appointment is next Wednesday, between 2:00 PM and 6:00 PM. And this is a significant difference. Comcast uses some kind of CRM that forces the experience on you. Uber on the other hand gives you the experience in your hand, on your smartphone and says, "I want it here and I want it now." And Uber says, "Great. I don't want you to talk to anyone. I don't want you to pick up the phone, I'll manage it. Because, I'm going to do that demand supply model."

Imagine if Uber had to use some kind of CRM, you would call an 800 number or send an email or an SMS, someone will say, "Okay, I'm going to send John and John should arrive in the next 15 minutes." 30 minutes down the track, nobody arrives. You call again, somebody else answers the phone, has no clue, figures out that... Puts you on hold by the way, figures out that John can come, comes back and says, "Oh, okay, John can come. So I'm going to send [Matt 00:09:29] to pick you up, matcher within the next 15 minutes." Again, you have no idea whether the [Matt's 00:09:34] coming or not. See the difference. This is disconnect your experience, we are going to change that. We're going to bring that Uber-like experience into B2B scenarios. And that's exactly what we need to do.

How do we do it? Simple. We looked at two challenges, data being fat, being big and not simple, cannot reach to the engagement or where the point of interaction is in the deskless scenarios to the deskless field workers. Why do we transform the data? First, we take the large, big fat in enterprise data. We break that down into simple format. So if you need five data elements for your smart device, we'll give you five data elements. We do that. And we marry that with an Uber-like experience, which is we create this engagement cloud and we take the demand, which is the request coming in. We know who the providers are, either they're your employees or partners. Tells you who's where and we present that in Uber model. By doing that, we actually eliminate the need to have a CRM desiccation to man this demand, to hold that and manage this experience. So we un-tethered the experience from the CRM layer.

Our product essentially is an AI-driven, smart engagement cloud, specifically designed for deskless field workers. This cloud has three factions. There's an engagement cloud, which handles the engagement piece, which has a lot of services to chat, video chat, notification, et cetera. We have data cloud that handles the transformation from a big fat to simple data. And we have enterprise cloud that actually holds integrations and connects with your choice of system of records, right? And then on top of it, we have virtual engagement layer, which allows you to take the apps that we have, which are white-labeled ready and give it to your demand services, which is your customers and to your provider services, which is your employees in the field or your partners in the field or are going to service your customers.

And then we are CRM agnostic. We are ubiquitous to the CRM layer or any system of [inaudible 00:12:07] layer. So we sit on top of it, we embed in it. So we don't replace what you have, we enhance it. And that's a big differentiator for us because we allow our customers to leverage their existing investments rather than, Oh, I'm going to actually now get Salesforce, which means whatever I've done now, I'm going to throw it away. Not really. You can actually embed in whatever you have as long as it's API-driven. Our solution, the way customers use it, they take our consumer app, brand it, give it to their customers. They take our provider app, brand it, give it to their service providers or their workforce in the field. And our platform basically is pre-connected with both these apps. So when a consumer requests service, it's automatically routed, given, notified to the best available resource based on proximity, based on availability, based on the skills and a number of other criteria, we have about 40 different criteria that we monitor, right?

And we find out who the best person is. And we just let that connection happen between the customer and a field worker. So a field worker might actually just pick up the smartphone and say, "Okay, I'm going here. Let me do a video call, just like FaceTime with my customer and see what's the real problem. And if I can solve it by not having to drive there, then it's golden. I'm saving a lot of time, money for my company, for my customer. And given COVID pandemic, it's safe. If I don't have to go there, great." And the world is actually moving towards it and we'll see why this trend is picking up. So how we do it, fast and offline data, number one. AI matching algorithm, number two and then frictionless engagement. Why it is frictionless engagement? It is not tailored to CRM.

We don't need any CRM agent to tell you that it's going to be next Tuesday between 9:00 AM and 1:00 PM. Not really. You can see it, you drive the experience. You tell them when you need it, where you need it and the system will do it for. As an example, this is a case study we have with a customer called Techmate New York and they are essentially distributed technical support for a lot of businesses that are not IT centric. So, quite a few fashion houses are examples.

A lot of technicians will sign up with their platform. So when let's say, [inaudible 00:15:17] store or retail store on Rodeo Drive in LA has some problems, some displays gone knocked off or they need some help. The store manager is just going to pick up the app, take that app, create a ticket, which is going to be routed to the person nearby. Who's going to come and fix it. So nowhere Techmate is involved. It's automatic but people sign up with Techmate. So, as Techmate brings on new customers and signs of new business clients, essentially it's goDeskless acquiring new customers indirectly because Techmate, this entire product, the customer app, the technician app, the platform, it's a white-labeled app.

It's white-labeled goDeskless. And this is an awesome use case. And we're seeing a lot of customers coming to us, which are managed service providers in the same fashion or work aggregators but they'll aggregate the work. They'll have demand coming up. They'll have a supply side signing up with them. So the cost is taken care for them. We lower the [inaudible 00:16:24] by lowering their need to have people in the office to man that demand. So they love us.

Why now? So I get a question. Okay. Great. COVID happened, you have this differentiator. [inaudible 00:16:39]. Why are you thinking that was the best time? Well, take a look at the three factors, right? The trends that are very evident. Number one, shifting customer engagement trends. We have 3.2 billion smartphones in the world today as of June, 2020. It's not just the number but it signifies the proliferation and the usage in the way people engage. I have never seen my kids go to Facebook, for example, it's history for them. They're all on different channels now. And then the decision makers in five years will be all these millennials. The last thing they will do is pick up a phone and wait for someone to come on the phone, right? They would be happy picking up the phone, using an app, pressing that button and ordering a pizza. That's the experience that they're actually relevant, that's relevant to them.

So it's a customer engagement term that has moved on. I was happy 20 years ago to pick up a phone and stay on the call five minutes waiting for someone to talk to me. Not anymore. The business model has shifted. This whole on demand economy has opened up a complete new way of doing business, which is a shared economy model. Uber, Airbnb, Lyft, Amazon. These are examples. I will pick up my phone, I'll transact and I'll be done with it. I needed when I needed it, where I need it. I'm ordering it, done. So it's a significant amount of demand that's been generated and COVID it's going to feel that. We've all been in homes. So COVID going to feel that.

It's a fast growing market and it's huge compared to the other markets... Excuse me. It's $110 billion that's total spend but... Excuse me. Why are we the best team? Both Hari and I come from CRM background and we decided that we know CRM really well. So we brought on one of my classmates from Berkeley. Who's got a strong data security and cloud security background, is an industry expert. So we build this [inaudible 00:19:40] platform, with CRM foundation, with experience that is new age, that is relevant and which is secure and can span and fulfill both enterprise B2B as well as a SMB and high velocity use cases.

Hari and I have been working together for a long time. We've spent 12 years separated by a wall. And I know [inaudible 00:20:15] last eight years or so. This is a huge market. We are only focusing on the field engagement side of this operation. We're not focusing on anything else but just that field customer engagement. And we are focusing that in asset-driven industries, till our TAM is $7... Our SAM is $7.5 billion. It's a huge market. Our business model is very simple. We have apps in the platform that is vital and ready. We give it to our customers. We give the customer an app, which is free because we want the demand to go up. And we charge a monthly subscription fee for the deskless workers, which is your technicians in the field [inaudible 00:21:10] on the ground.

So our focus till today was directed resale. We can now start focusing more and more on MSP and work aggregators. And last, I would say three of our customers are actually MSPs. So once you sign an MSP that gives you that exponential growth model, because if I sign a direct customer and let's say I get 500 seats [inaudible 00:21:38] seats, that's just a linear model, the 500, are now going to 5,000 in next three years or may not. The chances probably is low but if I sign an MSP with a hundred seats today down the track a year or two years from that a hundred could go to 2000 very easily. And that's why it gives us exponential growth platform.

So since we have started this campaign for example, we have six new prospects in trial and one of them actually came from referrals from one of the investors, from MicroVentures. So, that's great. Our go to market is direct to enterprises. We sell through partners and white-labeled by MSPs.

We have global customers and pipeline. It's a small 22 people company, right? And the amount of logos that were gathered in the breadth and scope that we have, we have customers in Australia, India, Germany, U.S. and we have trials going on in U.S., South Africa, India, Philippines, Australia obviously, UK. So this is a solution that is needed globally. We have enterprise customers as well as we have SMBs. So it fits both the business models and it's across industry/ So this is a great testimony that this is a market, this is a solution that's needed.

How are we going to use the funds? Our primary objective is to use the funds for sales and marketing. The hard part of building product is done. We have a rinse and repeat use case, as we saw in the previous slide where we have customer base, it's global, it's crossing the [inaudible 00:24:08], which means we have a solution that fits, that is selling. We've sold it now six times, right? So hard part of building product is done. Where we need traction is marketing and demand chain. And also a sales operations and then revenues. That's what, as much as 70% of our [inaudible 00:24:26] will go.

And the rest will be split into R&D and then operations. And on our roadmap, the key thing is variable support, build more AI, robust AI. So keep enhancing that, build analytics and we [inaudible 00:24:47] applications, because I really don't want people to take off their gloves and type in and put the gloves on and then cannot carry it or you can speak into it and interact. Great. That's what we're going to do. So, Brett, I think this is a quick [inaudible 00:25:09] short one. Not sure if [crosstalk 00:25:10].

Brett: Yeah. That was great. Ashish, if you want to grab a sip of water, feel free. And we do have a lot of questions that have already come in. So I appreciate that. We did have some people that joined us late. So just a reminder if you missed the intro, if you do have some questions, please go ahead and submit them now into the Questions tab on GoToWebinar. We want to be considerate of everyone's time, so we'll try and move through this as quickly as we can. I am trying to group them up in categories here. So the first category, I think that we had the most of the questions that have already been submitted for is really around the product. So I'll go through these Ashish and then you can respond.

Ashish: Sure.

Brett: So, I guess the first is, question around the customization that is possible with the app. So, the question was specifically asking that, does each customer who more than likely have their own unique internal operation flows, is the process with the app, is it fairly customizable for those specific customer needs? Or do you guys have to go in and do custom builds for each client? How do you solve that problem?

Ashish: Great. Now, this is a good question. The answer is it's fairly configurable. So first of all, we don't change any process flows that your base system of records in CRM has. We sit on top. So we adapt to that, our integrations are prebuilt. So unless and until you have heavenly customized your CRM, we don't see a need to customize that in. The only... I wouldn't say customization, I would say configuration that comes in, that's also configurable is on the UI side, which is the app site and that's also configurable. We allow you to brand. So also we have configurations where you can actually change the colors. You can put your logos, all that stuff is configurable through our portal. We also allow you to expose or disable certain functionalities that someone says, "I really don't want to give video calling capability into my customer's hand. I would rather actually go out and reach out to them but I don't want them to call me."

Sure. We can just check a flag and that will be taken off from the customer's end. So we have a lot of configurable [inaudible 00:27:42]. So it is very flexible at the same time it's a low effort... I wouldn't call it customization. But we do customize it, if customers need very specific things, then we can customize it. And that is a very quick effort for us. And that is one of the USP's because we can take a customer live and time to market is very short with us. We took Techmate, to the market and we gave an instance in their hand in less than three weeks setting this.

Brett: Got it. Yeah. I think configuration or configurable is the better word. So I appreciate that clarification. So again, sticking on the product for now, we had a question about the consumer facing end. So what a consumer need to install an app for if they are white-labeled, for example, like the Techmate example that you showed us, would each... If a consumer is interacting with several different providers, would they need to install different apps and basically not realize that they're interacting with goDeskless or is it all under a goDeskless app?

Ashish: Oh, fantastic. It depends on our customers, usually every customer of ours obviously want to promote their brand. So this happens two ways, either they'll take us and they'll rebrand as their own and we'll put that on the play store or app store as their own app. So their customers should go and download. So Techmate customers should go download the Techmate app, right? We also have a goDeskless app that's for our customers for support. They can download and they can contact us. We eat our dog food, right? So obviously we also use the same one, [inaudible 00:29:31] customers, we also have customers who come and say, "Well, I already have an app. So does this mean your app is going to replace mine?" The answer is no.

Tell us what you need from our app and we'll embed it into your app. We've made it in such a way, these are blocks. We've created this as Lego blocks, where you can take what you need and embed it in your app. We'll work with your IT to do that. So you don't have to replace it. So 9 out of 10 times customers would have their app. They will not see goDeskless at all. They will think that they're using, let's say an LG app but it's something or part of it or the LG app itself is actually white-labeled app from us.

Brett: Got it. Thanks for that. And again, sticking on product here, because it was one of the main focuses in terms of the question so far. So the AI you mentioned is a pretty central pillar to the product. Is the R&D for the AI development outsourced or is that done in-house?

Ashish: In-house. We don't have any partner employees working with us, so this is an entire fully employed team with us.

Brett: Got it. Okay. And then you mentioned at the top and referenced Uber many times and I think there's a couple of questions related to that comparison.

Ashish: Sure.

Brett: And specifically, how Uber matches based on proximity. So I guess in the case of one of your clients, it's more the use case of a specific field worker is in a current proximity for an available appointment window. I'm sure it's used in many different ways but maybe if you can just elaborate on the comparison to Uber.

Ashish: Sure.

Brett: So, I'm sure that it's not exactly a one-to-one analogy. I get what you're going for there but maybe a little more color there would be helpful.

Ashish: Absolutely. I think Uber's closer to Uber, essentially what Uber... The reason I use Uber analogy is to signify that experience similarity. Obviously, our technology is a little more complex in terms of the data we handle and the complex of teams we actually do in terms of our matching. Because when we talk about B2B, that algorithm could be as complex as you want. And as I said, we give to 40 criteria is for you [inaudible 00:32:07]. AI is simple. The zero lines of coding you have to do in our platform.

These are basically flags we give you with parameters where you can simply turn them on or off. And basis, which form, how you've set it up, our model is going to dynamically generate that algorithm for you and run and compare and then find the resource for you. The way this works essentially, is that if a customer raises a request, the way Uber does, for example, Uber, doesn't send it to everybody. Uber sends it to the five drivers nearby and they have a driver app. The first one who responds to the request gets it. The other four that requests vanishes from their phone. That's exactly how we do it.

When a customer creates a request, we look at the proximity. We look at the schedule that this technician has. We look at the skill that the technician has. We look at the ratings, we look at the customer's previous preferences that customers have done. The previous ratings that the customer has done. We look at all that and that's what our AI model builds. And then we figure out, okay, who are the top three technicians? We [inaudible 00:33:33] them. We send that request to those three guys. And the first one who basically is simply accepted by swiping, okay, I'll take it. The person gets it. They're connected. The request from the other two out of the three is taken off. So it manages from there.

Now, this person who's subscribed or who's basically accepted it for some reason has to change it, for some reason has to change it. So they can do it very quickly and very easily and say, "Okay, sorry, I can't do it." Automatically that request is put back in the queue. Someone else actually, our algorithm runs it. And the next person in the queue gets it. So these notifications are on the flight dynamic and it's very effective. And best part is customers kept abreast and customers kept updated all along.

Brett: Yeah. I think that's helpful. I think the comparison to Uber is really on the consumer side, right? It's the fact that most people are used to interacting with that app and being able to communicate. And one example I know, I believe it was in the deck or somewhere was talking about, you're going to get your internet set up or you're having an internet call where I recently moved. So I went through this experience myself with a large internet company that I'll leave the name out but gave me like a 4 or 5 hour window. And the only time I ever heard from them within that window was just a call that I got when the driver or the technician was about to show up.

And I think having an app that allow would allow me to see when they plan to arrive. And if there's any delays or if it's something, as you mentioned before, that could be fixed prior to them arriving is really helpful and would save me a lot of time for not having to sit around my house all day for it for five hours or so.

Ashish: Yeah. So you're right. Yes. That experience comparison was more on the consumer side. Of course, Uber also has a driver app [inaudible 00:35:43] but they have a different app. The drivers have a different app. Some of our components are very similar to the driver app. The way the drivers accept the requests, the way they reject and put it back in the queue, right. The way the notifications are done, that's very similar to the way Uber is. But then we have tons of other things for our field technician to capture data.

One of our customers, essentially the largest construction company in the world, Bechtel. They use us for compliance [inaudible 00:36:17] cases, where their field technicians, their people in the project use this for taking pictures, taking videos. So everything that Bechtel does is compliance-driven. They build large airports, ports, factories, bridges. So even a single nail they grill, it has to be captured, documented.

So they use us. And then of course you have to communicate with experts and inspectors who have to inspect this job. So rather than someone to come out, the inspectors use the customer app, a form of customer app, the field workers, the project workers use our field app and they do a video call where the field person says okay, "I've completed this. I replaced this flange here, take a look at it." The person takes a look at it. And this person could be sitting in Germany somewhere and says, "Great. I don't have to fly out. I can't fly out into this conditions or this works. Then I can continue with my job here. Perfect." So all of that [inaudible 00:37:23] is completely external, checklists built in. Communicating, so as a field person, I can communicate with customer, I can also communicate with an in house person.

Uber, we don't talk to anyone in the office, doesn't mean they don't exist. They are there. So customer needs to talk to a person in the office for billing or something. Yes. They can communicate. Same way the field technician has to communicate and talk to someone in the office because there is something going on. Hey, look, I reached here. The customer said it's not working but I think this complete panel is burned from inside needs to replaced. So this is more than just fix a quest. What do I do? Obviously, the technician is not going to tell that to the customer, I want to talk to someone. I want to talk to my team lead, I want to talk to my manager, all that communication, all that engagement is now possible. It's just finger touch. That's it. [crosstalk 00:38:22].

Brett: That addressed one of the other questions very nicely, which was about, is the app used for employee compliance, basically, that they're doing jobs correctly and they're [crosstalk 00:38:36] in contracts and that sort of thing. And I think you just pointed out that that's one of the very large use case for some of your current [inaudible 00:38:45].

Ashish:	... huge, especially all the MSPs, all the work aggregators, a significant part of their business operations is compliance. They have to record everything. It has to be recorded. And that's where our differentiator with someone like, let's say, you might get questions like, okay, if you're doing this collaboration and how is it different than Zoom or other web conferences tools? Well, the way is different is exactly the same. It's context-driven. I will work [inaudible 00:39:16] have a job and everything that I do, including my video call, including my chat, all the pictures I take, signature on the glass, all that stuff is recorded in the context automatically. And it's part of that ticket and it sits there. I don't have to do anything as opposed to, if I go to a third party web conference tool and I'm actually having this interaction with the customer, well, once the call is done, where is the recording?
	And this is one of the things that we're actually doing for one of our customers in the sales use case, their field sales guys. I have a brilliant investor. One of the [inaudible 00:39:55] reached out to us. He's a physician and he's a surgeon. And he says, "Look, I deal with all these pharma sales people every day. And they have the same thing. They drop the samples. How can this be done for that use? Because this is brilliant, this awesome use case." If those guys don't have to come to your office but can interact with you but every single time they make a call for this opportunity, this recording gets tagged and attached to the opportunity to automatically, that's awesome value. That's amazing. Because you have the entire context now built.
Brett:	Yup. And so last couple questions here on products. I want to move on to some other topics in a second but one of the points you touched on, I felt pretty clearly but we had some questions around it. So maybe it's worth just touching on one more time was is goDeskless a complimentary tool to platforms like ServiceNow, Salesforce? And then there was a specific question about whether or not it interacts with SAP, for example. Maybe you can touch on how it is. I believe my understanding is that it is rather than being a competitor.
Ashish:	Yes. So we like to describe ourselves as, we are with co-optician with CRMs, which means we don't compete head on. We go hand in hand, we enhance what they have. And let's say, for example, if I'm working with ServiceNow, then obviously across the table, we'll see Salesforce or if you're working with FreshWorks across the table, we'll see someone like Zoho or Microsoft Dynamics. So we don't compete. Question with SAP, we today don't have an integration with SAP but this is something that we are looking at is more and more B2B industry, asset-driven industry use cases. We are looking at the inventory side of it, which has gone by SAP. So this is something definitely that's on our catch.
Brett:	Great. Okay. And then the last question on the product, was just really, again, from the consumer perspective, are they able to give feedback and ratings based on the service? I'm assuming that's dependent on your customer's decision but is there a feature like that included in the app?
Ashish:	Absolutely. Yes.
Brett:	Okay.
Ashish:	In fact, customer rating or review is a critical part of our AI function. We not only take the customer provided reviews since our app and our platform tracks the customer activity and we track the field activity most importantly. We measure the timestamps for every action that a field technician does. When does the... how long did it take for the field technician to accept this request? How long did it take for this person to start traveling? When did it end travel? When did the person start working? When was the work done? When was the job completed? All that stuff is tracked on time and based on the time as well, we internally rate that entire work history. We marry your customer's rating. We marry the internal system generator rating and that's the true rating we generate. And that's what our AI is doing now because customer ratings could be biased sometimes. We take that bias out by doing the true rating.
Brett:	[crosstalk 00:43:39]. That's great. So moving on to a topic, another topic here that we had some questions on, which was sales. So one question on it, which was actually a number of different questions but it was

really around your sales cycle and the process. So time from first engagement to onboarding, if... and I believe you guys offer trials, as you mentioned.

Ashish: Yes.

Brett: And so, what are conversion rate estimates related to that and overall sales cycle that you're seeing?

Ashish: Sure. So it's a good question. We have two cloud customer categories. We have enterprise customers, which are large customers like Bechtel or Tata Motors or TCL and we have SMBs or work aggregators. And the sales cycle differs between these two. For SMBs, the sales cycle is typically about eight weeks. And this is start to end, that includes the three week trial period. Now, on the assembly side, we have not lost a customer yet who has signed up and completed the trial fully with us. Since we actually went into this SMB model that was in Q4 last year, of course, the customer signed up and completed the trial. We all signed them up and then COVID happened.

            Now, we have a bunch of them in pipeline, some of them have finished it. Some of them are actually half way into the [inaudible 00:45:07] because people can get out, they haven't gone ahead and completed it. Now, they're starting to come out and resume or engage with us or move forward. And then we have six new signed up. On enterprise site, the sales cycle, our cycles are much longer and they can go as long as anywhere from six months to a year but they're also significantly larger teams.

Brett: Understood. And so, a couple other questions regarding sales, which I'll put into one because they touch on the same topic. And it's about your customer bases. It's fairly global and there's questions around, how are you obtaining these global customers? And do you plan, if you don't already have sales [inaudible 00:45:54] to hire sales personnel in different countries and have them work remotely in those countries, I guess talking just in general about your go to market strategy and how you're acquiring your customers because they are very spread out.

Ashish: Yes. So I think it's a two prong question. How do we strategize sales operations? So that's number one and second, how do we acquire a customer? Let's take, how do we acquire the customers. Today our go to market strategy's fully channel-driven. There is very little in house demanding that we've done. Whatever that is happening is completely organic. Where our customers come from our partner channel, they find us, they land on our website and we have built this model called STB, see-try-buy. When you sign up for a trial, it automatically... We have built an automated DevOps function in the backend, it automatically walks you through setting up our trial instance with your CRM.

            And there is a series of steps it walks you through, it creates instances and it sends you emails saying that, here's your instance, here's your ID password. Here's a login. Here are five videos that you should take in this order. And there you go. And we obviously keep track on it and we help customers to do that. So that works for the SMB site, which is an end, the big market size where customers go land to our partner websites and commit. So, that is one way of acquiring customers. Another way of acquiring customers is our own connects, so the first three enterprise customers that we got or from our own connection, our own know-how in the industry.

            But we actually focused on STB because this is something that allows us to scale, without us getting involved. That's what we've realized as a startup, we have to grow, we have to grow fast, get more customers in running a 9 to 12 month or 6 to 12 month sales cycle and getting one customer per year is not going to basically take us a long way. We need to get more customers in short period of time. So that's why we built STB. So that's a customer acquisition site. Now going forward, the sales strategy and operations, absolutely, we're going to have sales people. And that's part of this fundraise, is get some key people to drive sales and build the sales function. It might be initially... It will be a more higher team [inaudible 00:48:29] as a function. So our strategy [inaudible 00:48:32] to actually hire, first of all, a marketing function, TMO function as a service.

So we're going to hire a firm that's going to deliver turnkey services for marketing, right from strategy, messaging or an execution, right from our website, right from our campaigns. They're going to manage everything and their goal and they'll be tasked and majored on the demand that they are actually generating for us. So, that is a function we're going to rent. So it's subscription service we're going to hire. That way we can actually get started with it very quickly, we're going to start that function already as of August 1st. So, that has been identified. In a similar fashion, our initial focus will be on the inside sales piece where we are going to actually... We've actually just hired for marketing interns from schools.

And we're going to actually train them and stop them to handle this demand that is coming in, from wherever they are at, from their home. So it's an inside out sales function that we're going to create to start with. And then once that takes off, we bring on the relationship, which has the account executive side of it, which is the people who know how to open the enterprise accounts. So, that is our plan.

Brett: Okay. Great. I appreciate that. So just shifting over here and again, I want to be cognizant of everyone's time as we're coming up on the hour. So moving into a couple more general business related questions, we had several questions around competition. So I'll group them into one, which is who are the largest competitors? Someone asked about Twilio in specific. But who are the largest competitors? And then what do you see as the competitive differentiation or why a customer would ultimately choose goDeskless over whomever those firms are?

Ashish: Sure. I think the three reasons why customers choose us or competition, number one, the fast onboarding that we provide and fastest time to the market. And I keep bringing COVID in picture because really COVID has fueled this need for on demand more business model. Everyone wants it because they know that if they don't have it, they're losing business. So obviously the goal is how soon can I get it? So we are the fastest one who can take anyone into that business model, to the market, the white-labeled way, really quick. Our integrations are prebuilt, so there's no effort to spend there.

Second reason they like us is because, obviously we are very simple. We have a very simple course model and it basically depends on the supply side. So we essentially help customers work with their existing base and we help them grow as well by giving them something which is free. Nobody else has done that before. I mean, I don't recall a CRM company that comes to the customer and says, "Here's my app, which is free for your customers. Give it to them. It's ready." No, every customer experience product essentially is a product made for employees. So the employees can deliver better service to customers but nobody gives something that says here is for your customers, give it to them, it's free for you. We do that.

And number three, obviously, because the customers see that the potential to cut [inaudible 00:52:26] with us, I mean the sheer fact that you can take this platform and you can embed in what you already have, which means I can protect my investments that I've done. Great. So if someone's [inaudible 00:52:44] me and telling that, okay, you got to spend hundred bucks for this cool little new toy. And I was like, okay, great. But then what about those $500 I've spent on this whole thing that I was trying to create? You're giving me a hundred dollars' worth of this cool stuff. My value to that, maybe $200. But then my actual cost is not a hundred dollars for it. It's actually $500 to $600, because if you're going to replace that, I'm spending $600 for the value of $200. Not with us. You don't give me a hundred dollars, give me $50. I'll fit into your existing $500 and I'll make it a lot better. And I'll drive that value up double, triple. These are the three key reasons why they like us.

Brett: Got it. It's very helpful. So last couple here. One quick one, I think you touched on this but just to reiterate. How many employees are part of the team at the moment?

Ashish: So, we are today as we speak and if I don't count the interns, we are 20 engineers and four non-engineering people. So 24.

Brett: Okay. Great. We had a couple of different forms of this question but I think it would be helpful for people, especially since you're the founder and CEO, you're overseeing all of this, the growth of the business. When you sit back and look at the future, both short term and long term, what do you see as the biggest barriers or obstacles to success for the growth of the business?

Ashish: This is a fantastic question. This is a fantastic question. The biggest obstacle I see is the lack of outreach that we have today. That has been the obstacle because one person... I am the sales team. You're looking at the sales team here. So that has been the biggest obstacle is to go out and say that we are reinventing and we're disrupting. Going forward, the obstacle will be, how do we scale it? So it's going to be a mad rush and we will manage that very efficiently. So I think the only obstacle I see right now is to get that stellar team on board and getting that in time so we can scale rapidly. I mean, I don't see competition as an obstacle, I don't see technology as an obstacle. I don't see market businesses as an obstacle, at all. It's all favorable to us. I mean, even the current global pandemic, it's all working out [inaudible 00:55:44]. Now, all we have to do is double down and execute on the sales side.

Brett: Got it. Are there any regulatory hurdles that you guys have ever run into?

Ashish: None. We have sold in GDPR countries, so none.

Brett: Right. Yeah. That was a specific question. I didn't assume so but I wanted to make sure we got that one asked. And then last two here, this is regarding to the fundraise, which you just touched on your last response that one of the big bottlenecks is not having enough people. So it's part of the reason why you're raising capital currently. Do you have an idea of runway that this raise obviously it's dependent on where it ends up but how much the runway this raise gets you until you may need to raise capital again?

Ashish: Sure.

Brett: And again, understanding that this is forward-looking, which I'll speak on at the end here but this is forward-looking and there's no guarantees but just what's your sense of the capital raising strategy?

Ashish: So, I'll give you a quick update on that, right? So we run a very tight and very operationally efficient model. And we have 20 people team. So we've run with our revenues and whatever we have raised so far. So it's an extremely efficient model we run. [inaudible 00:57:20] is less than 25K a month. Believe it or not. So we can easily go. Let's say, I'm just assuming, I'm just being extremely conservative in my mind. And that's what I like to be. Let's say we raised 500K, I can run this company for the next 15 months on that raise and keep getting more clients, while slowly in a waiting. All that, we don't have to change what we're doing today.

           So it depends on how much we raise, because the whole amount, the whole point of raise is not survival. The whole point of raise is actually doubling down and increasing the sales function and the revenue growth.

Brett: Got it. Yeah. And to that point, you've already demonstrated, I believe it was Q1 of this year that you were able to be profitable. So I would agree that most, if not all of this capital is really going towards growth initiatives. So yeah, that's a super helpful response. The last topic here, we had several questions on is regards to exit strategy and before I kick it to you, Ashish, I just want to let people know that due to regulations, we can't make any sort of, again, forward-looking statements that are concrete but I think maybe the way to approach this question, Ashish, tell us a little bit about where you see this company growing to in the future, without specific numbers but what is your long term plan with the business?

Ashish: Our long term plan is to obviously make this company big, since it's a disruptive model we are bringing. And everybody is actually struggling to build this now. And a lot of people have made a lot of big, huge sums of investments into this. For example, Salesforce blind click software for $1.4 billion. And they're basically outcoming with their white paper saying that this is a way to go. It's just on the paper. Right? So paper we are for them. We have a solution with customers using. So this, with the right set of people we bring on board could actually quickly escalate and going to a big bang mode.

So, that is definitely a way that I would love to see. There is another approach that might happen, that people will see this as an excellent target and something quickly they can actually pick up.

Brett: Great. Well, I do, as I've mentioned, several times, want to be respectful for people's time, so we're going to end it here. But I do want to thank everybody for the time and all the great questions that were submitted. We didn't have a chance to get to every single one of them. Some of them were a little outside of some of the topics that we tried to cover. And some of them were also answered, I should say, on the MicroVenture's crowdfunding page for goDeskless. So, before I let you share some parting thoughts, Ashish, I want to tell everyone that if you do have any questions after we sign off and certainly for the folks who will be listening to this as a recording, this will be posted on the goDeskless campaign page after.

           So for the people that are listening to the recording and obviously wouldn't have an opportunity to ask questions. If you do have questions, you can submit them in the discussion forum. You can also check out the campaign page itself where I think many of these could be answered. Just the points you do [inaudible 01:01:11] that is exactly. You can go directly to the URL, which is invest.microventures.com forward slash offerings, forward slash goDeskless. Or you can go to the MicroVentures homepage, click the Invest tab, scroll down and you will see the [inaudible 01:01:29]stone for goDeskless there.

           So again, a lot of information there, that I think will answer some of these questions that we didn't get to. And there is a discussion forum where you can ask Ashish directly if you have something more specific. And then lastly, if you're interested in investing, I would encourage you to check that out as well on that same page that I just pointed you towards. There is an orange button on the top right, that says Invest, you can click on that if you'd like to participate in this offering. And it'll walk you through the process. If you don't have a MicroVentures account, you can set one up. If you do, then you're probably familiar with how the process works and I'm sure we would love for you to be a part of this if you are interested.

           So I guess, Ashish, before we sign off here, do you have any final thoughts you'd like to share with the listeners or anywhere else you'd like to point people towards?

Ashish: Well, only final thought I would have, right, is this is the future of field engagement, right? The trains were very evident last year when we actually started on the journey where we started putting the STB model and then we connected our consumer and field app. But after COVID what we're seeing everyone... This is an existential crisis for businesses that if you don't have an on demand service delivery model into your business, you are striving to survive today. Because nobody's coming to you, they are requesting something and they're expecting you to go to them. And if you can fulfill, if you can't serve them, you're obsolete. So this is the future and it's just skyrocketed the way it's going to go. So this is a complete disruption and I think we are sitting on a sweet spot right now, way ahead of the raise.

Brett: Great. I appreciate those final words there, Ashish. So that's going to do it for us today and conclude the webinar. Again, I want to thank everybody for their time. For those of you who joined, we know there's a lot going on in the world right now, so we really appreciate you guys taking time out of your day to learn more about the goDeskless and what they've been building. So thanks again for that. And we hope everyone stays safe and has a great rest of the day and rest of the week.

Ashish: Yep. Likewise. Thank you.

Brett: Bye guys.